

November 30, 2010

Chu Pi Yin
Chief Financial Officer
Omphalos, Corp.
Unit 2, 15 Fl.,
83, Nankan Rd. Sec. 1,
Luchu, Taoyuan County
Taiwan

>   **Re:**   **Omphalos, Corp.**
>   **Form 10-K for the Fiscal Year ended December 31, 2009**
>   **Filed March 30, 2010**
>   **Form 10-Q for the Fiscal Quarter ended June 30, 2010**
>   **File No. 001-14053**

Dear Ms. Yin:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   Please provide us with your analysis of why your securities are no longer registered pursuant to Section 12(g) of the Securities Exchange Act. We note the Form 10-SB filed on February 9, 2001 to register your securities pursuant to Section 12(g).

Item 1. Business., page 3

2.   We note your disclosure in the fifth paragraph. Please tell us, and revise future filings to clarify, "each of the shareholders" that were elected directors and appointed as executive officers.

3.   Please tell us, and revise future filings to clarify, your distribution methods for your principal products and services. Refer to Regulation S-K Item 101(h)(4)(ii). For example, please explain your "online marketplaces," as mentioned in the second risk factor on page 7, and any other material distribution methods.

4.   We note your disclosure in the first risk factor on page 9 that two of your suppliers accounted for 83% of the equipment that you sell to your customers. Please tell us, and revise future filings to clarify, the identity of your principal suppliers. Refer to Regulation S-K Item 101(h)(4)(v). Please also tell us whether you have a contract with your principal suppliers, and if so, please file the contract as an exhibit. Refer to Regulation S-K Item 601(b)(10).

Overview of Business, page 4

5.   Please tell us, and revise future filings to clarify, whether you manufacture your products or how you obtain the products that you supply to your customers. If you are a third-party reseller, please make that clear. Please also explain the "after sale services" you provide to your customers and the equipment parts that you sell to your customers.

Intellectual Property, page 6

6.   Please tell us, and revise future filings to clarify, the terms of your patents. For example, the expiration date is unclear from your disclosure of the patent term of "2005/10/1-20/15-1/30" for Patent Number M277230. Please also revise your business section to describe how your intellectual property rights factor into your business.

Regulations, page 6

7.   Please tell us how your disclosure here that you are not subject to any significant government regulation is consistent with your disclosure in the third bullet point of the second risk factor on page 7 that the success of your business depends in part on your ability to comply with regulatory requirements.

Item 1A. Risk Factors., page 7

The industries that Omphalos serves . . . , page 8

8.   Please explain to us your references to "production capacity" and "sufficient
        manufacturing capacity." Revise your future filings as appropriate.

The market price of our common stock . . . , page 10

9.   Please explain "the Offering" mentioned in the first bullet point and the "registration of
        the shares of common stock issued in this Offering" in the eleventh bullet point. Please
        also tell us why alternative energy development programs are material to your business.

Item 2. Properties, page 11

10.   We note that you did not recognize any research and development expenses in the past
        two fiscal years. Please tell us, and revise future filings to disclose, the nature and
        purpose of your research and design facilities.

Item 5. Market for Common Equity . . . , page 12

11.   Please tell us, and revise future filings to provide, the information required by Regulation
        S-K Item 201(a) and (c).

Item 7. Management's Discussion and Analysis . . . , page 12

Results of Operations, page 14

12.   Please tell us, and revise future filings to explain, the reasons for material changes in net
        sales, including a narrative discussion of the extent to which such changes are attributable
        to changes in prices or to changes in the volume or amount of goods or services being
        sold, and for material changes in the significant components of revenues and expenses.
        Refer to Regulation S-K Item 303(a)(3). For example, please tell us the reason for the
        general decrease in market demand in 2009, the reason for the decrease in business to
        existing customers in 2008, and the reason for the decrease in overall sales margin in
        2009 (e.g., decrease in sales or increase in costs). Please also quantify the impact of the
        listed reasons for changes in the significant components of revenues and expenses.

Liquidity and Capital Resources, page 15

13.   Please tell us, and revise your future filings to clarify, your financial position in terms of liquidity and capital resources. See Regulation S-K Item 303(a)(1)-(2). For example, please:

- Quantify and explain the reason for any material changes in the financial statement line items related to liquidity in the financial statements presented; and

- Indicate whether you believe your sources of liquidity are sufficient to fund operations for the next 12 months.

Item 10. Directors, Executive Officers and Corporate Governance., page 17

Directors and Executive Officers, page 17

14.   Please tell us, and revise future filings to indicate, whether Sheng-Peir Yang is your chief executive officer and how long Mr. Yang has been your chief executive officer. For example, we note your disclosure in the fourth risk factor on page 9.

15.   Please tell us, and revise future filings to indicate, whether you have any directors other than Sheng-Peir Yang. We note your reference to your "directors," such as on page 17, and "members" of your board of directors on page 18 and that Chu Pi Yun signed your filing in the capacity as a director on page 22.

16.   Please revise future filings to discuss briefly, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Regulation S-K Item 401(e).

17.   Please tell us, and revise future filings to indicate, whether any of your directors or executive officers has been involved in any of the events listed in Regulation S-K Item 401(f) during the past ten years. We note that your disclosure only covers the last five years.

18.   Please provide us with, and include in your applicable future filings, the disclosure required by Regulation S-K Item 405.

Audit Committee Financial Expert, page 18

19.   We note your disclosure in this section that you have not yet determined whether you have an audit committee financial expert that is independent because you only recently consummated your Reverse Merger and in your section entitled "Code of Ethics" that you have not yet adopted a code of ethics because you just recently became subject to the requirement. We also note your disclosure on page 3 that you completed your reverse

merger in February 2008. Please tell us why you have not yet determined whether you have an audit committee financial expert or adopted a code of ethics.

Audit Committee, page 18

20.   We note your disclosure that you "intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert during [y]our 2009 fiscal year." Please tell us whether you did so and revise your future filings to update this disclosure.

Item 11. Executive Compensation

Summary Compensation Table, page 18

21.   Please tell us why you did not provide compensation information for Chu Pi Yun, your chief financial officer, Pi-Yun Chu, your former chief financial officer, and Li Shen-Ren, your former chief operating officer. Refer to Regulation S-K Item 402(m)(2).

Item 13. Certain Relationships and Related Transactions . . . , page 20

22.   Please tell us why you did not provide the information required by Regulation S-K Item 404(a) for your lease of an office and a warehouse with one of your shareholders and the advances to shareholders, mentioned on pages 11 and 39. Please also tell us why you did not file your lease as an exhibit.

Item 15. Exhibits, Financial Statement Schedules., page 21

23.   Please revise future filings to clarify where you have filed Exhibits 2.1, 10.1, 10.2 and 10.3. We note that you reference the Form 8-K filed on April 9, 2008 for these exhibits. However, you provide in the Form 8-K filed on April 9, 2008 that these exhibits were "previously filed" but did not clarify where these exhibits were previously filed.

24.   Please tell us why you did not file a list of your subsidiaries. Refer to Regulation S-K Item 601(b)(21).

Signatures, page 22

25.   Please ensure that the signature block of the registrant in your future filings includes the name of registrant as required by Form 10-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Exhibit 31

26.   We note that you removed the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) of the certifications. In future filings including any amendment to your Form 10-Q, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications.

Exhibit 32.2

27.   We note that your Section 906 certification furnished in accordance with Item 601(b)(32) of Regulation S-K improperly refers to the period ended March 31, 2010. Please file an amendment to your Form 10-Q that includes the entire filing, including Section 302 certifications, together with Section 906 certifications that refer to the proper June 30, 2010 period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3157 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief

CC (by facsimile):   Marc Ross – Sichenzia Ross Friedman Ference LLC